Exhibit 99.1

Lumenis Ltd. Reports Full Year 2009 Financial Results and
Filing of 2009 Annual Report on Form 20-F

Significant improvement in business performance during 2009, returned to profitability and positive cash flow

Yokneam, Israel, April 7, 2010 – Lumenis Ltd., a global leader in developing, manufacturing and distributing a broad range of high-end medical lasers and sophisticated energy delivery equipment for surgical, ophthalmic and aesthetic applications, today announced its financial results for the year ended December 31, 2009 and that it has filed its 2009 annual report on Form 20-F with the U.S. Securities and Exchange Commission.

Highlights

●	Revenues were $226.1 million, with steady improvement during 2009
●	Gross margin of 48%, a 500 basis point increase year over year
●	Non-GAAP operating income of $7.3 million; GAAP operating income of $1.7 million
●	Positive cash flow from operations of $18.0 million, including a $6.6 million tax refund

 “2009 was a landmark year for Lumenis, with strong improvement in our business performance despite the global recession and its severe impact on capital equipment companies. With our geographic and business diversity and strategic focus on core market segments, we believe that our revenues fared better than the industry as a whole, and that we gained share in key segments. We successfully addressed the challenges of a declining revenue environment, significantly reducing expenses and returning to profitability and positive cash flow. Lumenis also resolved all material litigation and regulatory issues, while continuously focusing on our strategic business objectives. We introduced new products and developed key markets in each of our businesses - Surgical, Ophthalmic and Aesthetic - establishing a foundation for future growth,” said Dov Ofer, CEO of Lumenis.

Financial Results Summary for Year ended December 31, 2009:

Revenues: $226.1 million, a decrease of 12% from $256.5 million in 2008.

Gross profit: $108.1 million, with 48% gross margin, compared to $109.9 million, with 43% gross margin in 2008.

GAAP operating expenses:  $106.4 million, a reduction of 33% from $157.7 million in 2008.

Non-GAAP operating expenses:  $100.8 million, a reduction of 23% from $130.7 million in 2008.

GAAP operating income: $1.7 million compared to a loss of $47.9 million in 2008.

Non-GAAP operating income: $7.3 million compared to a loss of $20.8 million in 2008.

GAAP net income and earnings per diluted share: GAAP net income was $2.7 million compared to net loss of $44.2 million in 2008. GAAP earnings per share (on a diluted basis) were $0.01, compared to a loss of $0.23 per share in 2008.

Non-GAAP net income and earnings per diluted share: Non-GAAP net income was $3.9 million compared to net loss of $21.4 million in 2008. Non-GAAP earnings per share (on a diluted basis) were $0.02, compared to a loss of $0.11 per share in 2008.

Cash flow generated from operating activities: Operating cash flow was a positive $18.0 million, compared to negative cash flow of $30.4 million in 2008.

Cash, cash equivalents and short-term bank deposits: $41.3 million at year end 2009 compared to $20.4 million in 2008.

Outstanding principal bank debt: $107.1 million at year end 2009 compared with $117.1 million in 2008.

Business Highlights

In 2009 the Company introduced innovative technologies and products to the market, extending Lumenis brands for future growth:

●	Lumenis’ Surgical Business introduced:
o	the AcuPulse™ CO2 Laser with the SurgiTouch™ automation system, representing an evolution in automated CO2 laser surgery
o	the Polyscope™ flexible visualization and access system as an enabling technology for our laser delivery devices
o	Slimline™ GI fibers, the first holmium laser fiber for treatment of stones in the common bile duct
●	Lumenis’ Ophthalmic Business introduced:
o	the Selecta® family of ophthalmic lasers
o	the Novus® Spectra™ Dual-Port Photocoagulator
o	the LumeProbe™ a comprehensive family of premium endo-photocoagulation laser probes
●	Lumenis’ Aesthetic Business launched:
o	the LightSheer® Duet™ for high-speed permanent hair reduction, reducing hair removal treatment time up to 75%, eliminating the need for topical anesthetics and vastly improving patient comfort
o	the M22™ multi-application compact solution for light-based skin treatments combining the distinction of Lumenis technology with size and features that make it more simple and accessible
●	Continued to enhance sales, marketing and service infrastructure in the emerging markets.

“Looking ahead, we plan to focus on our strength as a technology innovator, leveraging our common platform to introduce new products, expand into new applications and develop new technologies to enhance our leading industry position. We also plan to pursue geographic expansion to take advantage of growth in emerging markets and explore external growth opportunities in order to expand the markets we serve with complementary products or technologies. Our 2009 fiscal results clearly demonstrate our ability to simultaneously deliver strong improvements in our financial results while we develop platforms for future growth,” concluded Mr. Ofer.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with United States generally accepted accounting principles, or GAAP, Lumenis uses non-GAAP measures of operating income, net income and earnings (loss) per share, which consist of GAAP financial measures adjusted to exclude share-based compensation charges, amortization of acquired intangible assets, restructuring and related charges, impairment of goodwill and the related tax effects and one-time tax benefit related to a settlement with the Israeli Tax Authority. Lumenis’ management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Lumenis’ ongoing core operating results. Our management regularly uses the Non-GAAP measurement in planning, forecasting, understanding and evaluating the business and decision making. We believe that these financial non-GAAP measures are useful for the investor as a measure of the ongoing performance of Lumenis’ business. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release.

Availability of Form 20-F
Lumenis’ annual report on Form 20-F for the year ended December 31, 2009 is available from the Securities and Exchange Commission’s website at www.sec.gov as well as under the Investor Relations section of Lumenis’ website at www.lumenis.com.
Shareholders may receive a hard copy of the report free of charge upon request.

About Lumenis
Lumenis, one of the world’s largest medical laser companies, is a global developer, manufacturer and distributor of laser and light-based devices for surgical, ophthalmic and aesthetic applications, with more than 800 employees worldwide.  Lumenis has nearly 250 patents, over 75 FDA clearances, an installed base of over 80,000 systems and presence in over 100 countries. Lumenis endeavors to bring the finest state of the art technology products to the market, fulfilling the highest standards of excellence, quality and reliability, delivering premium value and service to its customers.  The name Lumenis is derived from the Latin words meaning “Light of Life” highlighting the light which is the basis of our technologies used to enhance life. For more information about Lumenis and its products, please go to:  www.lumenis.com

For further information contact:
Aviram Steinhart	Michelle Maydan
Chief Financial Officer	Director Corporate Communications
972-4-9599480	1-866-569-0597; 972-4--9599004
e-mail: aviram.steinhart@lumenis.com	e-mail: mmaydan@lumenis.com

Lumenis®, the Lumenis logo, AcuPulse, LightSheer, LightSheer Duet, LumeProbe, M22, Novus, Novus Spectra, Polyscope, Selecta, Slimline and SurgiTouch are trademarks and service marks of Lumenis Ltd. and may be registered in certain jurisdictions.

Certain statements and information in this press release may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan”, “project” or other similar words, but are not the only way these statements are identified. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements in this press release are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements may be found in our most recent Annual Report on Form 20-F, including the section therein entitled “Risk Factors”, as well in our reports on Form 6-K, filed with the Securities and Exchange Commission

LUMENIS LTD
US GAAP STATEMENT OF INCOME
U.S. dollars in thousands (except per share data)

	Year ended	Year ended
	December 31	December 31
	2009	2008
	GAAP	GAAP
	Audited	Audited
Revenues
Product	$178,705	$205,469
Service	47,391	50,996
Total revenues	226,096	256,465

Cost of revenues
Product	88,002	113,158
Service	30,050	33,504
Total cost of revenues	118,052	146,662

Gross profit	108,044	109,803

Operating expenses:
Research and development, net	13,781	19,602
Selling and marketing	68,333	84,590
General and administrative	20,309	29,499
Impairment of goodwill	-	22,637
Restructuring expenses	3,927	1,420

Total operating expenses	106,350	157,748

Operating profit (loss)	1,694	(47,945)

Financial expenses (income) , net	1,457	(1,664)

Tax (income) expenses	(2,452)	(2,065)

Net income (loss)	2,689	(44,216)

Basic and diluted net earnings (loss) per share:	$0.01	$(0.23)

Weighted average number of shares used in computing basic net earnings (loss) per share	208,706	196,067

Weighted average number of shares used in computing diluted net earnings (loss) per share	209,402	196,067

LUMENIS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENT OF INCOME
U.S. dollars in thousands

	Year ended December 31, 2009
	GAAP	Adjustments		Non-GAAP

Revenues
Product	$178,705	$-		$178,705
Service	47,391	-		47,391
Total revenues	226,096	-		226,096

Cost of revenues
Product	88,002	(60	)(a)	87,942
Service	30,050			30,050
Total cost of revenues	118,052	(60)		117,992
Gross profit	108,044	60		108,104

Operating expenses:
Research and development, net	13,781	(46	)(a)	13,735
Selling and marketing	68,333	(202	)(a)	68,131
General and administrative	20,309	(1,382	)(a),(b)	18,927
Restructuring expenses	3,927	(3,927)		-

Total operating expenses	106,350	(5,557)		100,793
Operating profit	1,694	5,617		7,311

Financial expenses (income) , net	1,457	-		1,457

Tax (income) expenses	(2,452)	4,446	(c)	1,994
Net income	2,689	1,171		3,860

Basic and diluted net earnings per share:	$0.01			$0.02

(a)  The effect of stock-based compensation.

(b) Amortization of intangible assets amounted to $520 thousands.

(c) Income tax resulted from settlement of prior years tax dispute.

LUMENIS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENT OF INCOME
U.S. dollars in thousands

	Year ended December 31, 2008
	GAAP	Adjustments		Non-GAAP

Revenues
Product	$205,469	$-		$205,469
Service	50,996	-		50,996
Total revenues	256,465	-		256,465

Cost of revenues
Product	113,158	(77	)(a)	113,081
Service	33,504			33,504
Total cost of revenues	146,662	(77)		146,585
Gross profit	109,803	77		109,880

Operating expenses:
Research and development, net	19,602	(75	)(a)	19,527
Selling and marketing	84,590	(236	)(a)	84,354
General and administrative	29,499	(2,688	)(a),(b)	26,811
Impairment of goodwill	22,637	(22,637)		-
Restructuring expenses	1,420	(1,420)		-
Total operating expenses	157,748	(27,056)		130,692
Operating loss	(47,945)	27,133		(20,812)

Financial expenses (income) , net	(1,664)	-		(1,664)

Tax (income) expenses	(2,065)	4,361	(c)	2,296
Net loss	(44,216)	22,772		(21,444)

Basic and diluted net loss per share:	$(0.23)			$(0.11)

(a)  The effect of stock-based compensation.

(b) Amortization of intangible assets amounted to $944 thousands.

(c) Tax benefit resulted from the impairment of goodwill.

LUMENIS LTD
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2009	2008
	Audited	Audited
ASSETS
Cash, cash equivalents	$26,261	$20,419
Short-term bank deposits	15,088	-
Trade receivables	46,252	41,099
Other accounts receivable	10,566	11,167
Inventories	38,091	54,782
SEVERANCE PAY FUND	3,019	2,493

FINISHED GOODS USED IN OPERATIONS	3,124	3,350

PROPERTY AND EQUIPMENT, NET	6,146	7,641

GOODWILL AND OTHER INTANGIBLE ASSETS	50,362	50,882

OTHER ASSETS	7,208	7,062

TOTAL ASSETS	$206,117	$198,895

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Payments under restructured debt	$9,734	$23,646
Trade payables	18,547	18,776
Other accounts payable and accrued expenses	35,052	34,512
Deferred revenues and advance from customers	22,249	25,812

Total current liabilities	85,582	102,746

ACCRUED POST-EMPLOYMENT BENEFITS	7,745	7,867

OTHER LONG TERM LIABILITIES	14,627	10,579

LONG TERM DEFERRED REVENUES	5,752	3,790

LONG TERM RESTRUCTED DEBT	112,860	115,159

TOTAL LIABILITIES	226,566	240,141

SHAREHOLDERS' EQUITY (DEFICIENCY)	(20,449)	(41,246)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY	$206,117	$198,895

LUMENIS LTD.
Consolidated Statement of Cash Flows
U.S. dollars in thousands

	Year Ended	Year Ended
	December 31	December 31
	2009	2008
	Audited	Audited
Cash flow from operating activities:
Net income (loss)	2,689	(44,216)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activity:
Depreciation and amortization	6,129	6,795
Impairment of goodwill	-	22,637
Compensation related to employees stock option plan	1,170	2,126
Interest payments and debt ajustment	(3,044)	(6,440)
Deferred income taxes, net	1,085	(4,188)
Decrease (increase) in trade receivables, net	(5,190)	15,230
Decrease (increase) in inventories	16,114	(3,744)
Increase in finished goods used in operations	(2,845)	(458)
Decrease in prepaid expenses and other receivables	879	1,520
Decrease in trade payables	(58)	(13,382)
Increase (decrease) in other accounts payables and accrued expenses (including non-current portion)	1,957	(8,299)
Increase (decrease) in accrued post-employment benefits, net	(841)	2,015
Net cash provided by (used in) operating activities	18,045	(30,404)

Cash flow from investing activities:
Purchase of property and equipment	(1,912)	(2,881)
Net cash used by investing activities	(1,912)	(2,881)

Cash flow from financing activities:
Issuance of share capital,net	14,867	31
Repayment of long-term bank loan	(10,148)	(5,000)
Net cash provided by (used in) financing	4,719	(4,969)

Foreign currency translation adjustment	78	250

Increase (decrease) in cash and cash equivalents and short-term bank deposits	20,930	(38,004)
Cash and cash equivalents and short-term bank deposits at the beginning of the year	20,419	58,423
Cash and cash equivalents and short-term bank deposits at the end of the year	$41,349	$20,419